Exhibit 99.1

ROGERS COMMUNICATIONS INC.
333 Bloor St. E., 9th Floor
Toronto, Canada M4W 1G9

February 22, 2010

To:	The Toronto Stock Exchange Canadian Securities Regulatory Authorities The Canadian Depository for Securities Ltd.

Rogers Communications Inc. – Notice of Meeting and Record Date

Dear Sirs/Madams:

Pursuant to s. 2.2 of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), we advise as follows:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	03/19/2010
Record Date for Voting (if applicable):	03/19/2010
Meeting Date:	04/29/2010
Meeting Location (if available):	Toronto

Voting Security Details:

Description	CUSIP Number	ISIN
CLASS A VOTING	775109101	CA7751091017

Yours very truly,

Rogers Communications Inc.

“Graeme H. McPhail”
Graeme H. McPhail Associate General Counsel